Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: April 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index



1. Press Release issued April 16, 2003 regarding sale of Italian electrical contacts business, SGL Risomesa S.p.A.

                                    EXHIBIT 1

             SGL Carbon Continues Portfolio Optimization;
              Italian Electrical Contacts Business Sold

    WIESBADEN, Germany--(BUSINESS WIRE)--April 16, 2003--The SGL Carbon Group has sold its Italian electrical contacts business in the past few days as part of the streamlining of its Graphite Specialties portfolio which started at the beginning of the year.
    SGL Risomesa S.p.A., Milan, which manufactures sliding contacts for trains, trams and electric motors, has been taken over by the Schunk Group, based in Giessen, Germany. The Schunk Group is an international technology group active in a range of activities including carbon and graphite. The parties have agreed not to disclose the purchase price.
    With the sale of this non-core business, which generates revenues of around EUR 5 million, SGL Carbon has basically withdrawn in this second step from the manufacture of electrical contacts. At the beginning of this year, the company sold its German and Czech activities in this area. Together, the divestments account for a revenue volume of around EUR 12 million. The sale represents another important step in SGL Carbon's plans to concentrate on high-tech applications in the Graphite Specialties business unit.

    Important notice:

    This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results/trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: The SGL Carbon Group
             Media Relations: Stefan Wortmann, 0049 611 60 29 105
             Fax: 0049 6 11 60 29 101, Mobile: 0049 170 540 2667
             stefan.wortmann@sglcarbon.de; www.sglcarbon.com


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 SGL CARBON Aktiengesellschaft



Date: April 16, 2003    By:      /s/ Robert J. Kohler
                                 ------------------------------
                                 Name:    Robert J. Koehler
                                 Title:   Chairman of the Board of Management


                                 By:      /s/ Dr. Bruno Toniolo
                                          -----------------------------
                                 Name:    Dr. Bruno Toniolo
                                 Title:   Member of the Board of Management